Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

2020 Annual Results Announcement

CHAIRMAN’S STATEMENT

Dear shareholders,

2020 was an extraordinary and challenging year. The outbreak of the COVID-19 pandemic coupled with the “cliff-like” drop in international oil prices brought unprecedented difficulties and challenges to the operation of the Company.

Faced with a severe and complex external environment, we strengthened confidence in development, and strived to foster new opportunities and seek new prospects. On the one hand, we focused on the pandemic prevention and control, and put in place a strict defense line with concerted efforts to ensure zero infection of operating personnel and no delay in project planning progress; on the other hand, we strove to increase the reserves and production, intensified efforts to reduce costs and enhance quality and efficiency, firmly advanced reform and innovation, and ensured safe production. Thanks to the hard work of all our staff, we achieved fruitful results in both pandemic control and operation.

In the first quarter of 2020, we timely responded to the sharp drop in international oil prices by adjusting the annual production target and capital expenditure plan. Meanwhile, we adhered to our strategies and our own development. As a result, the annual oil and gas reserves and production hit a record high. Oil and gas exploration achieved encouraging results, and 16 commercial discoveries were made. In offshore China, two discoveries with proven in-place volume exceeding 100 million tons of oil equivalent were made in Bohai, namely Kenli 6-1 and Bozhong 13-2 oil and gas fields; and Huizhou 26-6, a mid-sized oil and gas field, was discovered, representing a major breakthrough in risk exploration in Eastern South China Sea. For overseas exploration, three new discoveries were made in Stabroek block in Guyana. The reserve life maintained at a level above 10 years, laying a solid foundation for future production growth. Our development and production progressed smoothly. All new projects in offshore China were successfully brought on stream, and the decline rate of the producing oil fields was under control. Thus, we achieved net oil and gas production of 528.2 million BOE, representing a significant year-on-year increase.

We actively dealt with the challenge of low oil prices, and implemented effective actions to reduce costs and enhance quality and efficiency. Efforts were made throughout the full cycle of our business by optimising work deployment, strengthening on-site management, and conducting technology upgrades. In 2020, all-in cost decreased to US$26.34 per BOE, and operating cost was US$6.90 per BOE, both hitting a 10-year low, which continued to consolidate the cost competitive advantage of the Company and demonstrated the excellent management and execution capability of our management.

During the year, we carried out the innovation-driven strategy and conducted researches on key and core technologies aiming to increase oil and gas reserves and production, which strongly supported the Company’s development. Breakthroughs in geological understanding successfully guided the discoveries of oil fields with proven in-place volume exceeding 100 million tons of oil equivalent including Kenli 6-1; we undertook research programme such as “Lingshui Semi-submersible Production Platform Research Project”, and facilitated the high-quality development of the Company. New progress was made in digital transformation. With Kenli 3-2 unmanned platform started production, the Company further increased the percentage of its unmanned offshore platforms.

To respond to the trend of energy transition, we actively implemented the strategy of green development to build a low-carbon enterprise. On the one hand, efforts were made to continuously increase the supply of clean energy and promote the development and construction of key natural gas projects. Bozhong 19-6 large-sized condensate gas field pilot development project in Bohai commenced production in 2020. Lingshui 17-2, a large-sized deepwater gas field in Western South China Sea, will also start production this year. They will provide low-carbon and safe energy supply for the Bohai Rim Region and Guangdong, Hong Kong and Hainan area, respectively. In addition, our onshore unconventional gas resources have accumulated to a proven in-place volume of 100 billion cubic metres in China. We actively promoted new energy business with a focus on offshore wind power. In September 2020, our first offshore wind power project generated electricity and was connected to the grid.

We have always put safety in the first place and insisted that “safety is the hardest bottom line, and also the warmest defense line”. To this end, we fully advanced the implementation of the three-year action for operation safety rectification, intensified efforts to build a culture of safety, and improved our risk prevention and control system to continuously consolidate the foundation of our work. In 2020, by focusing on both pandemic prevention and resumption of work, we maintained a stable situation of safe operation throughout the year.

In 2020, we overcame the dual challenges of low oil prices and the pandemic, and achieved oil and gas sales of RMB139.6 billion and a net profit of RMB24.96 billion. CNOOC Limited’s ranking in Platts Energy’s 2020 “Top 250 Global Energy Companies” list rose to the eighth and its ranking in Brand Finance’s 2021 “Top 50 Most Valuable Oil and Gas Brands” rose to 13th. In addition, the Company won various awards such as the “Best Listed Company” in the China Securities Golden Bauhinia Awards, reflecting the remarkable results achieved in developing itself as a world-class energy company. Given the sound financial position of the Company, the Board of Directors has recommended the payment of a final dividend of HK$0.25 per share (tax inclusive) for 2020.

In 2020, Mr. Li Yong was appointed as the Vice Chairman of the Board of Directors and a Non-executive Director of the Company, Ms. Wen Dongfen was appointed as a Non-executive Director and Mr. Hu Guangjie was appointed as an Executive Director and President. On behalf of the Board of Directors, I would like to extend my congratulations to Mr. Li Yong, Ms. Wen Dongfen and Mr. Hu Guangjie.

The year of 2021 is also a special year for CNOOC Limited. Since its dual listing in Hong Kong and New York in February 2001, CNOOC Limited has been in the capital market for 20 years. Over the past two decades, the Company has strictly complied with the laws and regulations of its listing venues. By upholding the concept of “creating value for our shareholders”, we have brought considerable returns to shareholders after years of hard work and garnered wide recognition and support from our shareholders. I would like to express my gratitude to our shareholders on behalf of the Board of Directors.

At present, the COVID-19 pandemic has not been completely controlled, and there are still uncertainties in the trend of international oil prices. Moreover, CNOOC Limited continues to face tremendous pressure in the capital market. However, regardless of the uncertainties laying ahead, we will focus on our own business and continue to comply with applicable laws and regulations to continue to create value for shareholders. We will continue to increase oil and gas reserves and production, enhance our efforts in exploration and development in offshore China, and enhance efficiency and profitability of overseas business. We will thoroughly carry out innovation-driven strategy and accelerate the transformation of scientific and technological achievements into productivity. We will continue to promote the programme of cost reduction and quality and efficiency enhancement so as to further consolidate our cost competitive advantage. Concentrated efforts will be made to improve safe production to ensure a stable situation of safe production of the Company. We are determined to prevent and control the pandemic on an ongoing basis in order to ensure smooth and stable production and operation.

Looking forward, we will continue to take technological innovation as the driving force, focus on the oil and gas exploration and development business, accelerate energy transition, take further steps to enhance quality and efficiency, and constantly improve the ability to create value. We will vigorously facilitate the transition to green and low-carbon development, continue to improve the supply capacity of natural gas, promote the implementation of the onshore power project, enhance efforts in energy-saving technological transformation and the application of new technologies of emission reduction, and gradually implement technology research on carbon capture, reinjection and reuse. At the same time, we will actively explore the development of new energy business and promote offshore wind power business in a steady and orderly manner.

The journey is long and arduous but we will get through with determination and perseverance. In these unprecedented and rapidly changing times, we will press ahead with a focus on promoting high-quality development, actively respond to new challenges and seize new opportunities, and strive to achieve a high-quality, sustainable, safe and lower-carbon development, so as to take solid steps towards the goal of building a world-class energy company in all respects.

Wang Dongjin

Chairman

Hong Kong, 25 March 2021

CONSOLIDATED STATEMENT
OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

YEAR ENDED 31 DECEMBER 2020

(All amounts expressed in millions of Renminbi, except per share data)

	Notes	2020	2019

REVENUE
Revenue recognised from contracts with customers
Oil and gas sales	4	139,601	197,173
Marketing revenues	4	12,131	30,867
Other revenue		3,640	5,159

		155,372	233,199

EXPENSES
Operating expenses		(24,240)	(24,735)
Taxes other than income tax		(7,200)	(9,156)
Exploration expenses		(5,601)	(12,342)
Depreciation, depletion and amortisation	6	(52,306)	(57,699)
Special oil gain levy		(79)	(894)
Impairment and provision	6	(5,199)	(2,094)
Crude oil and product purchases		(11,671)	(29,040)
Selling and administrative expenses		(8,821)	(8,062)
Others		(3,866)	(4,982)

		(118,983)	(149,004)

PROFIT FROM OPERATING ACTIVITIES		36,389	84,195
Interest income	6	1,473	1,067
Finance costs	7	(6,190)	(5,865)
Exchange gains/(losses), net		445	(213)
Investment income	6	2,978	4,632
Share of profits of associates		171	459
(Loss)/profit attributable to a joint venture		(803)	543
Other income, net		444	831

PROFIT BEFORE TAX	6	34,907	85,649
Income tax expense	8	(9,951)	(24,604)

PROFIT FOR THE YEAR ATTRIBUTABLE TO OWNERS OF THE PARENT		24,956	61,045

OTHER COMPREHENSIVE (EXPENSE)/INCOME
Items that may be subsequently reclassified to profit or loss
Exchange differences on translation of foreign operations		(11,983)	2,848
Share of other comprehensive (expense)/income of associates		(85)	25
Other items that will not be reclassified to profit or loss
Fair value change on equity investments designated as at fair value through other comprehensive income		(1,040)	(1,167)
Others		(128)	(133)

OTHER COMPREHENSIVE (EXPENSE)/INCOME FOR THE YEAR, NET OF TAX		(13,236)	1,573

TOTAL COMPREHENSIVE INCOME FOR THE YEAR ATTRIBUTABLE TO OWNERS OF THE PARENT		11,720	62,618

EARNINGS PER SHARE ATTRIBUTABLE TO OWNERS OF THE PARENT
Basic (RMB Yuan)	9	0.56	1.37
Diluted (RMB Yuan)	9	0.56	1.37

Details of the dividends proposed and paid for the year are disclosed in note 10.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

31 DECEMBER 2020

(All amounts expressed in millions of Renminbi)

	Notes	2020	2019

NON-CURRENT ASSETS
Property, plant and equipment		446,668	440,554
Right-of-use assets		9,161	9,179
Intangible assets		15,129	16,306
Investments in associates		23,544	24,513
Investment in a joint venture		18,822	20,977
Debt investment		3,620	1,618
Equity investments		1,829	2,936
Deferred tax assets	8	27,751	25,992
Other non-current assets		11,360	9,721

Total non-current assets		557,884	551,796

CURRENT ASSETS
Inventories and supplies		5,644	6,314
Trade receivables	11	18,982	24,794
Other financial assets		61,662	114,513
Other current assets		11,272	9,475
Time deposits with maturity over three months		41,812	17,160
Cash and cash equivalents		24,019	33,679

Total current assets		163,391	205,935

CURRENT LIABILITIES
Loans and borrowings	13	11,217	13,908
Trade and accrued payables	12	41,203	40,146
Lease liabilities		1,297	1,425
Contract liabilities		1,544	2,231
Other payables and accrued liabilities		12,139	19,583
Taxes payable		7,452	13,956

Total current liabilities		74,852	91,249

NET CURRENT ASSETS		88,539	114,686

TOTAL ASSETS LESS CURRENT LIABILITIES		646,423	666,482

CONSOLIDATED STATEMENT OF FINANCIAL POSITION (CONTINUED)

	Notes	2020	2019

NON-CURRENT LIABILITIES
Loans and borrowings	13	125,013	136,152
Lease liabilities		6,022	7,062
Provision for dismantlement		69,444	64,163
Deferred tax liabilities	8	5,119	3,602
Other non-current liabilities		6,895	7,277

Total non-current liabilities		212,493	218,256

NET ASSETS		433,930	448,226

EQUITY
Issued capital	14	43,081	43,081
Reserves		390,627	405,106

Equity attributable to owners of the parent		433,708	448,187

Non-controlling interests		222	39

TOTAL EQUITY		433,930	448,226

XU Keqiang	HU Guangjie
Director	Director

NOTES

31 DECEMBER 2020

(All amounts expressed in millions of Renminbi unless otherwise stated)

1.	CORPORATE INFORMATION

CNOOC Limited (the “Company”) was incorporated in the Hong Kong Special Administrative Region (“Hong Kong”) of the People’s Republic of China (the “PRC”) on 20 August 1999 to hold the interests in certain entities thereby creating a group comprising the Company and its subsidiaries (hereinafter collectively referred to as the “Group”). During the year, the Group was principally engaged in the exploration, development, production and sale of crude oil and natural gas.

The registered office address of the Company is 65/F, Bank of China Tower, 1 Garden Road, Hong Kong.

In the opinion of the directors of the Company (the “Directors”), the parent and the ultimate holding company of the Company is China National Offshore Oil Corporation (“CNOOC”), a company established in the PRC.

2.1       STATEMENT OF COMPLIANCE

These financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRSs”) issued by the International Accounting Standards Board (the “IASB”), Hong Kong Financial Reporting Standards (“HKFRSs”) issued by the Hong Kong Institute of Certified Public Accountants (the “HKICPA”), the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) and the Hong Kong Companies Ordinance (Cap. 622 of the Laws of Hong Kong) (the “Companies Ordinance”).

The financial information relating to the years ended 31 December 2020 and 2019 included in this announcement does not constitute the Company’s statutory annual consolidated financial statements for those years but is derived from those financial statements. Further information relating to these statutory financial statements required to be disclosed in accordance with section 436 of the Companies Ordinance is as follows:

The Company has delivered the financial statements for the year ended 31 December 2019 to the Registrar of Companies as required by section 662(3) of, and Part 3 of Schedule 6 to, the Companies Ordinance, and will deliver the financial statements for the year ended 31 December 2020 in due course.

The Company’s auditor has reported on the financial statements of the Group for both years. The auditor’s reports were unqualified; did not include a reference to any matters to which the auditor drew attention by way of emphasis without qualifying its reports; and did not contain a statement under sections 406(2), 407(2) or (3) of the Companies Ordinance.

2.2       CHANGES IN ACCOUNTING POLICIES AND DISCLOSURES

The IASB has issued a number of new and amendments to IFRS standards that are first effective for the current accounting year commencing 1 January 2020 or later but available for early adoption. The equivalent new and amendments to HKFRSs consequently issued by the HKICPA have the same effective dates as those issued by the IASB and are in all material aspects identical to the pronouncements issued by the IASB.

The accounting policies adopted are consistent with those of the year ended 31 December 2019, except for the first time adoption of the new and amendments to IFRS standards/HKFRSs effective for the Group’s financial year beginning on 1 January 2020. The application of the new and amendments to IFRS standards/HKFRSs in the current year has had no material impact on the accounting policies, the disclosures or the amounts recognised in the consolidated financial statements of the Group.

3.	ACQUISITION AND OTHER VENTURE

During 2020, the company did not enter into material acquisitions.

4.	OIL AND GAS SALES AND MARKETING REVENUE

	2020	2019

Gross sales	142,863	202,635
Less: Royalties	(2,725)	(4,432)
PRC government’s share of oil	(537)	(1,030)

Oil and gas sales	139,601	197,173

Marketing revenues	12,131	30,867

5.       SEGMENT INFORMATION

(a)       Segment results

The Group is engaged worldwide in the upstream operating activities of the conventional oil and gas, shale oil and gas, oil sands and other unconventional oil and gas business. The Group reports the business through three operating and reporting segments: E&P, trading business and corporate. The division of these operating segments is made because the Group’s chief operating decision makers make decisions on resource allocation and performance evaluation by reviewing the financial information of these operating segments. The geographical information is separately disclosed in (b).

The following table presents the segment financial information of the Group for the years ended 31 December 2020 and 2019.

	E&P		Trading business		Corporate		Eliminations		Consolidated
	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019

External Revenue	128,847	179,654	26,362	53,093	163	452	–	–	155,372	233,199
Intersegment Revenue*	14,257	22,256	(14,257)	(22,256)	158	84	(158)	(84)	–	–

Total revenue	143,104	201,910	12,105	30,837	321	536	(158)	(84)	155,372	233,199

Segment profit/(loss) for the year	24,895	60,296	179	1,517	1,342	(776)	(1,460)	8	24,956	61,045

Amounts included in the measure of segment profit or loss
Operating expenses	(24,243)	(24,754)	–	–	–	–	3	19	(24,240)	(24,735)
Taxes other than income tax	(7,120)	(9,094)	1	–	(81)	(62)	–	–	(7,200)	(9,156)
Exploration expenses	(5,601)	(12,342)	–	–	–	–	–	–	(5,601)	(12,342)
Depreciation, depletion and amortisation	(51,982)	(57,213)	(63)	(79)	(328)	(478)	67	71	(52,306)	(57,699)
Impairment and provision	(5,085)	(2,094)	–	–	(114)	–	–	–	(5,199)	(2,094)
Selling and administrative expenses	(6,857)	(6,124)	(188)	(199)	(1,863)	(1,757)	87	18	(8,821)	(8,062)
Interest income	871	759	2	4	1,059	1,104	(459)	(800)	1,473	1,067
Finance costs	(4,240)	(4,451)	(2)	(2)	(2,517)	(2,238)	569	826	(6,190)	(5,865)
Share of (losses)/profits of associates and a joint venture	(272)	31	–	–	(360)	971	–	–	(632)	1,002
Income tax expense	(10,311)	(21,551)	(5)	(7)	265	(3,046)	100	–	(9,951)	(24,604)

Other segment information

Investments in associates and a joint venture	19,450	20,447	–	–	22,916	25,043	–	–	42,366	45,490
Others	547,774	541,591	3,781	6,347	404,484	407,851	(277,130)	(243,548)	678,909	712,241

Segment assets	567,224	562,038	3,781	6,347	427,400	432,894	(277,130)	(243,548)	721,275	757,731

Segment liabilities	(404,959)	(384,359)	(2,244)	(4,535)	(201,981)	(152,870)	321,839	232,259	(287,345)	(309,505)

Capital expenditure	80,492	85,001	–	–	342	487	–	–	80,834	85,488

*	Certain oil and gas produced by the E&P segment are sold via the trading business segment. For the Group’s chief operating decision maker’s assessment of segment performance, these revenues are reclassified back to E&P segment.

5.       SEGMENT INFORMATION (CONTINUED)

(b)       Geographical information

The Group mainly engages in the exploration, development, production and sale of crude oil and natural gas in China, Canada, the United States of America, the United Kingdom, Nigeria, Argentina, Indonesia, Uganda, Iraq, Brazil, Guyana, Russia and Australia etc.

In presenting the Group’s geographical information, revenues from external customers are based on the location of the Group’s customers, and non-current assets are attributed to the segments based on the location of the Group’s assets. 71% (2019: 66%) of the Group’s revenues are generated from PRC customers, and revenues generated from customers in other locations are individually less than 10%.

The following table presents certain non-current assets information for the Group’s geographical information for the years ended 31 December 2020 and 2019.

	PRC		Canada		Others		Consolidated
	2020	2019	2020	2019	2020	2019	2020	2019

Property, plant and equipment	224,742	197,115	86,251	92,537	135,675	150,902	446,668	440,554
Right-of-use assets	6,402	5,774	562	689	2,197	2,716	9,161	9,179
Investments in associates and a joint venture	4,865	4,649	2	–	37,499	40,841	42,366	45,490
Other non-current assets	11,027	9,275	287	405	46	41	11,360	9,721

(c)       Information about major customers

The current year’s revenue of approximately RMB7,585 million (2019: RMB19,126 million) was derived from sales by the E&P segment and the trading business segment to China Petroleum & Chemical Corporation.

6.	PROFIT BEFORE TAX

The Group’s profit before tax is arrived at after (crediting)/charging:

	2020	2019

Crediting:
Interest income from bank deposits	(1,473)	(1,067)

Investment income:
– Fair value changes on other financial assets	(2,978)	(4,603)

Insurance compensation on disposal of property, plant and equipment	(65)	(436)

Charging:
Auditors’ remuneration:
– Audit fee	55	54
– Other fees	8	10

	63	64

Employee wages, salaries, allowances and social security costs	7,968	7,943

Impairment and provision:
– Property, plant and equipment	6,697	2,072
– (Reversal)/recognition of expected credit losses, net	(1,373)	57
– Others	(125)	(35)

	5,199	2,094

Depreciation, depletion and amortisation:
– Property, plant and equipment	52,106	54,862
– Right-of-use assets	1,258	1,359
– Intangible assets	402	365
– Net amount capitalised	(1,460)	1,113

	52,306	57,699

Lease rentals:
– Office properties	413	444
– Plant and equipment	412	280

	825	724

Repairs and maintenance	4,721	5,415

Research and development costs	2,702	1,632

Gain on disposal of property, plant and equipment	(1)	(92)

7.	FINANCE COSTS

	2020	2019

Interest on bank loans	51	114
Interest on other loans	5,579	5,631
Interest on lease liabilities	399	348
Other borrowing costs	8	26

Total borrowing costs	6,037	6,119

Less: Amount capitalised in property, plant and equipment	(2,483)	(3,048)

	3,554	3,071

Other finance costs:
Unwinding of discount on provision for dismantlement	2,636	2,794

	6,190	5,865

During the year ended 31 December 2020, the effective interest rates used to determine the amount of related borrowing costs for capitalisation varied from 0.7% to 7.875% (2019: from 0.7% to 7.875%) per annum.

8.	INCOME TAX

An analysis of the tax expense in the Group’s consolidated statement of profit or loss and other comprehensive income is as follows:

	2020	2019

Current tax
Provision for PRC enterprise income tax on the estimated taxable profits for the year	9,821	19,054
Provision for overseas enterprise income tax on the estimated taxable profits for the year	2,080	3,179

Deferred tax
Temporary differences in the current year	(1,950)	(130)
Effect of changes in tax rates	–	2,501

Income tax expense for the year	9,951	24,604

8.	INCOME TAX (CONTINUED)

A reconciliation of the PRC statutory corporate income tax rate to the effective income tax rate of the Group is as follows:

	2020	2019
	%	%

PRC statutory enterprise income tax rate	25.0	25.0
Effect of different tax rates for overseas subsidiaries	4.3	2.6
Effect of changes in tax rates	–	2.9
Tax credit from the government	(3.3)	(2.6)
Tax reported in equity-accounted entities within China	(0.3)	(0.1)
Others	2.8	0.9

Group’s effective income tax rate	28.5	28.7

The movements of deferred tax liabilities net of deferred tax assets are as follows:

	2020	2019

Opening Balance	(22,390)	(24,285)
Credit to the profit or loss	(1,950)	(130)
Changes in tax rates	–	2,501
Charge to equity	2	(111)
Exchange differences	1,706	(365)

Closing Balance	(22,632)	(22,390)

9.	EARNINGS PER SHARE

	2020	2019

Earnings:
Profit for the purpose of basic and diluted earnings per share calculation	24,956	61,045

Number of shares:
Number of ordinary shares for the purpose of basic earnings per share calculation	44,647,455,984	44,647,455,984
Effect of dilutive potential ordinary shares under the share option schemes	–	3,654,758

Weighted average number of ordinary shares for the purpose of diluted earnings per share	44,647,455,984	44,651,110,742

Earnings per share:
Basic (RMB Yuan)	0.56	1.37
Diluted (RMB Yuan)	0.56	1.37

10.	DIVIDENDS

	2020	2019

Dividend per ordinary share:
2020 interim dividend – HK$0.20 (2019: interim dividend HK$0.33) per ordinary share	7,744	13,260
2019 final dividend – HK$0.45 (2018: final dividend HK$0.40) per ordinary share	18,107	15,713
2020 final dividend proposed at HK$0.25 per ordinary share by the Board of Directors – not recognised as a liability as at the end of the year	9,314	18,107

Pursuant to the Enterprise Income Tax Law of the People’s Republic of China and related laws and regulations, the Company is regarded as a Chinese Resident Enterprise, and thus is required to withhold corporate income tax at the rate of 10% when it distributes dividends to its non-resident enterprise (as defined in the “Enterprise Income Tax Law of the People’s Republic of China”) shareholders, with effect from the distribution of the 2008 final dividend. In respect of all shareholders whose names appear on the Company’s register of members and who are not individuals (including HKSCC Nominees Limited, corporate nominees or trustees such as securities companies and banks, and other entities or organisations, which are all considered as non-resident enterprise shareholders), the Company will distribute the dividend after deducting corporate income tax of 10%.

11.	TRADE RECEIVABLES

The credit terms of the Group are generally within 30 days after the delivery of oil and gas. Payment in advance or collateral may be required from customers, depending on credit rating. Trade receivables are non-interest bearing.

All customers have good credit quality with good repayment history and no significant receivables are past due. As at 31 December 2020 and 31 December 2019, the age of substantially all the trade receivables was within one year.

12.	TRADE AND ACCRUED PAYABLES

As at 31 December 2020 and 2019, substantially all the trade and accrued payables were aged within six months. The trade and accrued payables are non-interest-bearing.

13.	LOANS AND BORROWINGS

The details of note repaid during the year ended 31 December 2020 are as follow:

Issued by	Maturity	Coupon Rate	Principal Amount
			USD million

CNOOC Finance (2015) Australia Pty Ltd	Matured in 2020	2.625%	1,500

14.	SHARE CAPITAL

	Number of shares	Issued share capital equivalent of RMB million

Issued and fully paid:
Ordinary shares with no par value as at 1 January 2019, as at 31 December 2019 and as at 31 December 2020	44,647,455,984	43,081

15.	SUBSEQUENT EVENTS

The Group has no significant subsequent events needed to be disclosed.

MANAGEMENT’S DISCUSSION AND ANALYSIS

DEVELOPMENT STRATEGY

As one of the largest independent oil and gas exploration and production companies, we mainly engage in the exploration, development, production and sales of oil and natural gas. The principal components of our strategy are as follows:

Focus on reserve and production growth

As an upstream company specialising in the exploration, development, production and sale of oil and natural gas, we strive to increase our reserves and production, through exploration, development and value-driven acquisitions. In China, we will continue to concentrate on our independent exploration efforts in major operating areas, while continuing to cooperate with our partners through production sharing contracts to lower capital expenditures and exploration risks. Overseas, we will strive to acquire more high-quality exploration blocks and improve exploration efficiency.

We increase our production primarily through the development of proved undeveloped reserves. As of 31 December 2020, approximately 53% of our proved reserves were classified as proved undeveloped reserves, which provide a solid resource base for the Company’s continued production growth in the future.

Develop natural gas business

The Company adopts the low-carbon development concept and actively expands the natural gas business. We will continue to develop the natural gas market, strengthen exploration and development activities in natural gas fields, and enhance natural gas supply capability. We will advance key natural gas projects such as Lingshui 17-2 and Bozhong 19-6, and strengthen the development of onshore unconventional gas. The Company expects to increase the proportion of natural gas production to 30% in 2025.

Maintain a prudent financial policy

We will continue to maintain our prudent financial policy. As an essential part of our corporate culture, we will continue to raise cost awareness among all of our employees. At the same time, in our performance evaluation system, cost control has been one of the most important key performance indicators. In 2020, we continued to tap the potential of technological innovation and management innovation to lower costs and enhance efficiency. All-in cost per BOE was at its lowest in nearly a decade and our cost competitiveness was maintained.

We also attached great importance to cash flow management and maintained a healthy financial position.

2020 OVERVIEW

In 2020, due to the impact of the COVID-19 pandemic, the global economy experienced the worst recession since the World War II, and the international financial market saw extreme volatility. Major economies rolled out large-scale economic stimulus policies, such as the unlimited quantitative easing policies launched by the Federal Reserve. With effective control of the pandemic, China became the only major economy to post growth with a GDP growth rate of 2.3% in 2020.

In 2020, international oil prices rebounded after decline, showing a deep “V” shape trend. Since March, due to the spread of the pandemic coupled with Saudi Arabia’s announcement of increasing production and cutting price, international oil prices plummeted. On 20 April, WTI oil prices fell to US$-37.63 per barrel. Afterwards, as major oil-producing countries cut their production and major economies gradually eased pandemic restrictions and restarted their economies, international oil prices rebounded. At the end of the year, as the COVID-19 vaccines were successfully developed and applied in various countries, international oil prices continued to rise, with the Brent oil prices closed at US$51 per barrel at the end of the year. In 2020, the average price of Brent crude oil was US$43.21 per barrel, a year-on-year decrease of 33%.

In 2020, the Company strictly implemented pandemic prevention and control measures and vigorously promoted reserves and production growth, further conducted cost reduction and efficiency enhancement, and firmly facilitated technological innovation so as to ensure safe production with all strength. The Company realised a net production of 528.2 million BOE, representing an increase of approximately 4.3% year-on-year, which exceeded the adjusted annual oil and gas production target.

Influenced by the trend of international oil price, our profitability decreased in 2020, while partially offset by optimisation of production structure and cost control. Oil and gas sales were RMB139,601 million (US$20,199.8 million, with the exchange rate applicable for 2020 at US$1=RMB6.9110), representing a decrease of approximately 29.2% year over year. Net profit was RMB24,956 million (US$3,611.1 million), representing a decrease of approximately 59.1% year over year.

As of 31 December 2020, the Company’s basic and diluted earnings per share were RMB0.56 and RMB0.56, respectively. The Board of Directors has recommended the payment of a final dividend of HK$0.25 per share (tax inclusive).

At present, many countries have begun to vaccinate against the COVID-19, which brings more hope for the recovery of the global economy. As forecasted by the World Bank, global economic growth will reach 4% in 2021. International oil prices have steadily recovered, and the Brent oil price has rallied above US$60 per barrel. However, there are still uncertainties in the future trend of international oil prices, trade frictions will also put pressure on the Company, and the external environment remains challenging and complex. On 26 February 2021, the New York Stock Exchange (the “NYSE”) announced to commence delisting proceedings of the American depository shares (the “ADSs”) of the Company and suspended the trading in ADSs since 9 March 2021. On 10 March 2021, the Company requested for review of the NYSE’s determination.

Looking forward to the future, we will continue to enhance our capability to create value. While pursuing production growth, we will actively respond to climate change and build a green and low-carbon enterprise. To this end, the Company will further strengthen its business strategy, mainly including: intensifying natural gas exploration efforts, increasing production to a new level, focusing on return on investment, consolidating cost competitiveness, maintaining a healthy financial position, optimising the layout of overseas assets, and practicing the concept of green and low-carbon development.

FINANCIAL RESULTS

Consolidated net profit

Our consolidated net profit decreased 59.1% to RMB24,956 million (US$3,611.1 million) in 2020 from RMB61,045 million in 2019, primarily as a result of the decrease in profitability under the lower international oil price environment, at the same time, effective measures taken to strictly control costs partially offset the impact of lower oil prices.

Revenues

Our oil and gas sales, realised prices and sales volume in 2020 were as follows:

			Change
	2020	2019	Amount	%

Oil and gas sales (RMB million)	139,601	197,173	(57,572)	(29.2%)
Crude and liquids	114,985	175,495	(60,510)	(34.5%)
Natural gas	24,616	21,678	2,938	13.6%
Sales volume (million BOE)*	505.8	487.8	18.0	3.7%
Crude and liquids (million barrels)	406.2	402.2	4.0	1.0%
Natural gas (bcf)	577.2	501.9	75.3	15.0%
Realised prices
Crude and liquids (US$/barrel)	40.96	63.34	(22.38)	(35.3%)
Natural gas (US$/mcf)	6.17	6.27	(0.10)	(1.6%)

*	Excluding our interest in equity-accounted investees.

In 2020, the decrease in crude and liquids sales in 2020 was primarily due to the decline of international oil price. The increase in natural gas sales in 2020 was primarily due to the higher sales volume.

Operating expenses

Our operating expenses decreased 2.0% to RMB24,240 million (US$3,507.5 million) in 2020 from RMB24,735 million in 2019, the operating expenses per BOE decreased 6.4% to RMB47.7 (US$6.90) per BOE in 2020 from RMB50.9 (US$7.39) per BOE in 2019. China operating expenses per BOE decreased 7.1% to RMB44.5 (US$6.43) per BOE in 2020 from RMB47.9 (US$6.95) per BOE in 2019. Overseas operating expenses per BOE decreased 3.6% to RMB55.1 (US$7.97) per BOE in 2020 from RMB57.1 (US$8.29) per BOE in 2019. Through strict costs control and efficiency enhancement, our operating expenses per BOE decreased compared with last year.

Taxes other than income tax

Our taxes other than income tax decreased 21.4% to RMB7,200 million (US$1,041.8 million) in 2020 from RMB9,156 million in 2019, mainly due to the decrease in oil and gas sales.

Exploration expenses

Our exploration expenses decreased 54.6% to RMB5,601 million (US$810.4 million) in 2020 from RMB12,342 million in 2019, mainly due to the optimised exploration deployment and the enhanced exploration effectiveness.

Depreciation, depletion and amortisation

Our total depreciation, depletion and amortisation decreased 9.3% to RMB52,306 million (US$7,568.5 million) in 2020 from RMB57,699 million in 2019.

The dismantlement-related depreciation, depletion and amortisation costs increased 116.0% to RMB2,709 million (US$391.9 million) in 2020 from RMB1,254 million in 2019. Our average dismantling costs per BOE increased 106.6% to RMB5.33 (US$0.77) per BOE in 2020 from RMB2.58 (US$0.37) per BOE in 2019, primarily due to the increase of the present value of asset retirement obligations brought by the decrease of RMB bond and US bond interest rate in the market.

Our depreciation, depletion and amortisation, excluding the dismantling costs, decreased 12.1% to RMB49,597million (US$7,176.6 million) in 2020 from RMB56,445 million in 2019. Our average depreciation, depletion and amortisation per BOE, excluding the dismantling costs, decreased 16.1% to RMB97.5 (US$14.11) per BOE in 2020 from RMB116.2 (US$16.87) per BOE in 2019, primarily as a result of the change in proportional distribution of production.

Impairment and provision

Our impairment and provision increased 148.3% to RMB5,199 million (US$752.3 million) in 2020 from RMB2,094 million in 2019, mainly due to the impairment of certain oil and gas properties located in North America, Africa and China resulting from the change of reserve assessment and the decline of forecasted oil price.

Selling and administrative expenses

Our selling and administrative expenses increased 9.4% to RMB8,821 million (US$1,276.4 million) in 2020 from RMB8,062 million in 2019. Our selling and administrative expenses per BOE increased 4.5% to RMB17.35 (US$2.51) per BOE in 2020 from RMB16.60 (US$2.41) per BOE in 2019, due to the increase of research and development expenses arising from the further increased investment in scientific and technological research and development.

Finance costs/Interest income

Our finance costs increased 5.5% to RMB6,190 million (US$895.7 million) in 2020 from RMB5,865 million in 2019, primarily due to the decreased capitalised interest expense as some oil and gas fields commencement of production. Our interest income increased 38.1% to RMB1,473 million (US$213.1million) in 2020 from RMB1,067 million in 2019, primarily due to the expanded deposit scale.

Exchange gains/losses, net

Our net exchange gains changed to RMB445 million (US$64.4 million) in 2020, while there were net exchange losses of RMB213 million in 2019, primarily arising from RMB fluctuation against the US dollars and Hong Kong dollars.

Investment income

Our investment income decreased 35.7% to RMB2,978 million (US$430.9 million) in 2020 from RMB4,632 million in 2019, primarily attributable to the decreased average stock of corporate wealth management products and money market funds.

Share of losses/profits of associates and a joint venture

Our share of losses of associates and a joint venture changed to RMB632 million (US$91.4 million) in 2020, while in 2019 our shared profits were RMB1,002 million, mainly due to the decreased profitability of the joint venture resulting from the decline of international oil price.

Income tax expense

Our income tax expense decreased 59.6% to RMB9,951 million (US$1,439.9 million) in 2020 from RMB24,604 million in 2019, mainly because our overall profitability before tax decreased resulting from lower international oil price in 2020.

Capital Resources and Liquidity

Overview

Our primary source of cash during 2020 was cash flows from operating activities. We used cash primarily to fund capital expenditure and dividends. The changes are as follows:

	2020		2019	Change
	RMB million	US$ million	RMB million	RMB million	%

Generated from operating activities	82,338	11,914.1	123,521	(41,183)	(33.3%)
Used in investing activities	(50,850)	(7,357.8)	(67,457)	16,607	(24.6%)
Used in financing activities	(38,698)	(5,599.5)	(37,691)	(1,007)	2.7%

Cash generated from operating activities

The cash inflow from operating activities decreased 33.3% to RMB82,338 million (US$11,914.1 million) in 2020 from RMB123,521 million in 2019, primarily attributable to the decrease in oil and gas sales cash inflow caused by the decline of international oil prices.

Cash used in investing activities

In 2020, our capital expenditure payment increased 6.9% to RMB71,000 million (US$10,273.5 million) from 2019. Our development expenditures in 2020 were primarily related to the capital expenditure of Lingshui 17-2 project in China and overseas projects in Guyana, Iraq and the United Arab Emirates. as well as the expenses incurred for improving recovery factors of the oil and gas fields in producing. Our cash outflow from acquisition of oil and gas properties was RMB4,418 million (US$639.3 million) and our cash outflow from increased investments in associates was RMB6,401 million (US$926.2 million).

In addition, our cash used in investing activities was also attributable to the purchase of corporate wealth management products and money market funds of RMB140,375 million (US$20,311.8 million) this year. Our cash generated from investing activities was mainly from the proceeds from the sales of corporate wealth management products and money market funds in the amount of RMB190,142 million (US$27,513.0 million), and the increase in our time deposits with maturity over three months in the amount of RMB24,236 million (US$3,506.9 million).

Cash used in financing activities

In 2020, the net cash outflow from financing activities was mainly due to the repayment of bank loans of RMB2,186 million (US$316.3 million), repayment of financial notes of RMB10,642 million (US$1,539.9 million) and the cash outflow of the distribution of dividends of RMB25,851 million (US$3,740.6 million), partially offset by the proceeds of bank loans of RMB7,417 million (US$1,073.2 million).

At the end of 2020, our total interest-bearing outstanding debt was RMB143,549 million (US$20,771.1 million), compared to RMB158,547 million at the end of 2019. The decrease in debt in 2020 was primarily attributable to the repayment of financial notes and impact of changes in the exchange rate of the US dollar and RMB. Our gearing ratio, which is defined as interest-bearing debts divided by the sum of interest-bearing debts plus equity, was 24.9%, lower than that of 26.1% in 2019, mainly due to the decrease of scale of interest-bearing debt.

Capital Expenditure

The following table sets forth the Company’s actual capital expenditure for the periods indicated.

	Year ended 31 December
	2018	2019	2020
	(RMB million)

China
Development	26,212	35,659	45,527
Exploration	9,995	15,120	11,689

Subtotal	36,207	50,779	57,216

Overseas
Development	23,564	24,253	17,503
Exploration	2,331	3,546	2,687

Subtotal	25,895	27,799	20,190

Total	62,102	78,578	77,406

Note:	Capitalised interests for 2018, 2019 and 2020 were RMB2,838 million, RMB3,048 million and RMB2,483 million, respectively.

OTHERS

Employees

As of 31 December 2020, the Company had 16,040 employees in China, 2,111 employees overseas and 202 contracted employees.

Since 4 February 2001, the Company has adopted four share option schemes that were applicable to Directors, senior management and other eligible grantees, and has granted options thereunder to the Company’s Directors, senior management and other eligible grantees in accordance with each share option scheme.

The Company has set up a market-oriented recruitment structure and has adopted a more appropriate remuneration structure.

CHARGES ON ASSETS

CNOOC NWS Private Limited, a wholly-owned subsidiary of the Group, together with the other joint venture partners and the operator of the NWS Project, signed a Deed of Cross Charge and an Extended Deed of Cross Charge whereby certain liabilities incurred or to be incurred, if any, by the Company in respect of the NWS Project are secured by its interest in the NWS Project.

CONTINGENCIES

As a Chinese Resident Enterprise, the Company may be liable to pay taxes on the deemed interest income for the funding provided to its overseas subsidiaries starting from 1 January 2008. The Company has prepared contemporaneous documentation in accordance with applicable PRC tax laws and regulations and is currently awaiting confirmation from its local tax authority.

The Group is subject to tax in numerous jurisdictions around the world. There are audits in progress and items under review. Difference in positions taken by taxation authorities over the interpretation and application of tax laws and regulations may increase the Group’s tax liability. Management of the Company has assessed the possible future outcome of matters that are currently under dispute. Management of the Company believes that an adequate provision for future tax liability has been included in the consolidated financial statements based on available information.

In addition to the matters mentioned above, the Group is dealing with a number of lawsuits and arbitrations that arise in the ordinary course of business. While the results of these legal proceedings cannot be ascertained at this stage, management of the Company believes these proceedings are not expected to have a material effect on the consolidated financial statements.

EXCHANGE RATE

Unless otherwise indicated, in this announcement, the exchange rate of Renminbi and the U.S. dollar in 2020 is RMB6.9110 to US$1 (2019: RMB6.8897 to US$1). These exchange rates are for reference only and no representation is made by the Company on the exchange rate of Renminbi and the U.S. dollar.

DIVIDENDS

An interim dividend of HK$0.20 (tax inclusive) per share was declared on 19 August 2020, and paid to the shareholders of the Company on 16 October 2020.

The Board recommended a payment of a final dividend of HK$0.25 (tax inclusive) per share for the year ended 31 December 2020, payable on 9 July 2021 to all shareholders on the register of members of the Company on 11 June 2021 subject to shareholders’ approval.

WITHHOLDING AND PAYMENT OF ENTERPRISE INCOME TAX FOR NON-RESIDENT ENTERPRISES IN RESPECT OF 2020 FINAL DIVIDEND

Pursuant to the Enterprise Income Tax Law of the People’s Republic of China, the Regulations on the Implementation of the Enterprise Income Tax Law of the People’s Republic of China and the Notice of the State Administration of Taxation on Issues about the Determination of Chinese-Controlled Enterprises Registered Abroad as Resident Enterprises on the Basis of Their Body of Actual Management, the Company has been confirmed as a resident enterprise of the People’s Republic of China (the “PRC”) and the withholding and payment obligation lies with the Company. The Company is required to withhold and pay 10% enterprise income tax when it distributes the 2020 final dividend to its non-resident enterprise (as defined in the Enterprise Income Tax Law of the People’s Republic of China) shareholders. In respect of all shareholders whose names appear on the Company’s register of members as of 11 June 2021 who are not individual natural person (including HKSCC Nominees Limited, corporate nominees or trustees such as securities companies and banks, and other entities or organisations, which are all considered as non-resident enterprise shareholders), the Company will distribute the 2020 final dividend after deducting enterprise income tax of 10%. The Company will not withhold and pay the income tax in respect of the 2020 final dividend payable to any natural person shareholders whose names appear on the Company’s register of members as of 11 June 2021. Investors who invest in the shares of the Company listed on the Main Board of The Stock Exchange of Hong Kong Limited through the Shanghai Stock Exchange (the Shanghai-Hong Kong Stock Connect investors), and investors who invest in the shares of the Company listed on the Main Board of The Stock Exchange of Hong Kong Limited through the Shenzhen Stock Exchange (the Shenzhen-Hong Kong Stock Connect investors), are investors who hold shares through HKSCC Nominees Limited, and in accordance with the above requirements, the Company will pay to HKSCC Nominees Limited the amount of the 2020 final dividend after withholding for payment the 10% enterprise income tax.

If any resident enterprise (as defined in the Enterprise Income Tax Law of the People’s Republic of China) listed on the Company’s register of members which is duly incorporated in the PRC or under the laws of a foreign country (or a region) but with a PRC-based de facto management body, or any non-resident enterprise shareholder who is subject to a withholding tax rate of less than 10% pursuant to any tax treaty between the country of residence of such shareholder and the PRC or tax arrangements between the mainland of China and Hong Kong or Macau, or any other non-resident enterprise shareholder who may be entitled to a deduction or exemption of enterprise income tax in accordance with the applicable PRC rules, does not desire to have the Company withhold and pay the total amount of the said 10% enterprise income tax, it shall lodge with Hong Kong Registrars Limited documents from its governing tax authority confirming its PRC resident enterprise status, or the documents in support that a withholding tax of less than 10% is required to be paid pursuant to the above-mentioned tax treaty or arrangements, or the documents confirming its entitlement to a deduction or exemption of enterprise income tax in accordance with the applicable PRC rules at or before 4:30 p.m. on 4 June 2021 (Friday).

If anyone would like to change the identity of the shareholders in the register of members, please enquire about the relevant procedures with the nominees or trustees. The Company will withhold and pay the enterprise income tax for its non-resident enterprise shareholders strictly in accordance with the relevant laws and requirements of the relevant government departments and adhere strictly to the information set out in the Company’s register of members on 11 June 2021. The Company assumes no liability whatsoever in respect of and will not entertain any claims arising from any delay in, or inaccurate determination of, the status of the shareholders at the aforesaid date or any disputes over the mechanism of withholding.

AUDIT COMMITTEE

The Audit Committee of the Company has reviewed, together with the management, the Group’s consolidated financial statements for the year ended 31 December 2020, including the accounting policies adopted by the Group and has discussed the risk management, internal control and financial reporting matters. The Audit Committee of the Company has reviewed the annual results of the Company for the year ended 31 December 2020.

This announcement has been based on the Group’s consolidated financial statements for the year ended 31 December 2020 which have been agreed with the auditors.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

Save as disclosed in this announcement, there was no purchase, sale or redemption by the Company, or any of its subsidiaries, of its listed securities during the year ended 31 December 2020.

CLOSURE OF REGISTER OF MEMBERS

The register of members of the Company will be closed from 17 May 2021 (Monday) to 21 May 2021 (Friday) (both days inclusive), during which no transfer of shares in the Company will be registered. In order to qualify for attending the meeting, members are reminded to ensure that all instrument of transfer of shares accompanied by the relevant share certificate(s) must be lodged with the Company’s registrar, Hong Kong Registrars Limited, at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong for registration not later than 4:30 p.m. on 14 May 2021 (Friday).

After the annual general meeting, if the resolution of final dividend was passed, the register of members of the Company will be closed from 7 June 2021 (Monday) to 11 June 2021 (Friday) (both days inclusive), during which no transfer of shares in the Company will be registered. In order to qualify for the proposed final dividend, members are reminded to ensure that all instrument of transfer of shares accompanied by the relevant share certificate(s) must be lodged with the Company’s registrar, Hong Kong Registrars Limited, at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong for registration not later than 4:30 p.m. on 4 June 2021 (Friday).

STATEMENT OF SIGNIFICANT DIFFERENCES IN CORPORATE GOVERNANCE PRACTICES FOR PURPOSES OF SECTION 303A.11 OF THE NEW YORK STOCK EXCHANGE LISTED COMPANY MANUAL

The Company is incorporated under the laws of Hong Kong and the principal trading market for the ordinary shares of the Company is the Stock Exchange of Hong Kong Limited. In addition, because the Company’s ordinary shares, represented by American depositary shares, are registered with the United Sates Securities and Exchange Commission and are listed on the NYSE, the Company is subject to certain corporate governance requirements of NYSE. However, many of the corporate governance rules in the NYSE Listed Company Manual (the “NYSE Standards”) do not apply to the Company as a “foreign private issuer” and the Company is permitted to follow its home jurisdiction corporate governance practices in lieu of most corporate governance standards contained in the NYSE Standards. Section 303A.11 of the NYSE Listed Company Manual requires NYSE listed foreign private issuers to describe the significant differences between their corporate governance practices and the corporate governance standards applicable to U.S. domestic companies listed on the NYSE. The Company has posted a brief summary of such significant differences on its website, which may be accessed through the following web page:

http://www.cnoocltd.com/encnoocltd/gsgz/socg

COMPLIANCE WITH THE CORPORATE GOVERNANCE CODE

For the year ended 31 December 2020, the Company has complied with the provisions of the Corporate Governance Code and the Corporate Governance Report (the “CG Code”) as set out in Appendix 14 to the Listing Rules, except for the temporary deviation from the CG Code Provision A.4.1 and the deviation from the CG Code Provision A.4.2 of the CG Code. The following summarises the requirements under the above-mentioned CG Code Provisions A.4.1 and A.4.2 and the reason for such deviations.

CG Code Provision A.4.1

Under CG Code Provision A.4.1, non-executive directors should be appointed for a specific term and be subject to re-election.

None of the existing Independent Non-executive Directors of the Company was appointed for a specific term from January to May 2020. This constitutes a deviation from Code Provision A.4.1 of the CG Code. However, all the Directors are subject to the retirement provisions under article 97 of the Articles of Association of the Company (“Article 97”). According to Article 97, one-third of the Directors for the time being must retire from the office by rotation at each annual general meeting. The Company has observed the need for good corporate governance practices. All the incumbent Independent Non-executive Directors of the Company have retired from the office by rotation and have been re-elected in the past three years. Therefore, the Company considers that sufficient measures have been taken to ensure that the Company’s corporate governance practices are no less exacting than those in the CG Code. In November 2019, the Board approved the revised service agreement templates for Executive Directors, Non-executive Directors and Independent Non-executive Directors, respectively, among which the service agreement template for Independent Non-executive Directors has a term of 36 months. All of the Independent Non-executive Directors entered into service agreements with the Company in June 2020, and the Company has been in compliance with CG Code Provision A.4.1 since then.

CG Code Provision A.4.2

Under CG Code Provision A.4.2, all directors appointed to fill a casual vacancy should be subject to election by shareholders at the first general meeting after appointment. Every director, including those appointed for a specific term, should be subject to retirement by rotation at least once every three years.

Mr. Li Yong was appointed as a Non-executive Director, Vice Chairman of the Board and a member of the Remuneration Committee of the Company with effect from 29 September 2020. Mr. Li did not retire and offer himself for re-election by shareholders in the extraordinary general meeting of the Company held on 20 November 2020. This constitutes a deviation from Code Provision A.4.2 of the CG Code. However, the Company believes that this is a minor deviation at the operational level only. The shareholders’ interests are not adversely impaired since any Director appointed by the Board is subject to the retirement and re-election provisions under article 101 of the Articles of Association of the Company (“Article 101”). According to Article 101, Mr. Li Yong will retire from office and being eligible for re-election at the forthcoming annual general meeting of the Company.

MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS OF LISTED ISSUERS

The Company has adopted a Code of Ethics for Directors and Senior Management (the “Code of Ethics”) which has incorporated the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) as set out in Appendix 10 to the Listing Rules. All Directors have confirmed that they complied, during the year ended 31 December 2020, with the Company’s Code of Ethics and the required standards set out in the Model Code.

PUBLICATION OF ANNUAL RESULTS AND ANNUAL REPORT

The electronic version of this announcement is published on the website of The Stock Exchange of Hong Kong Limited (http://www.hkex.com.hk) and on the Company’s website (http://www.cnoocltd.com). The annual report for the year ended 31 December 2020, containing all the information required by Appendix 16 to the Listing Rules, will be despatched to shareholders of the Company and published on the website of The Stock Exchange of Hong Kong Limited and the Company’s website in due course.

By Order of the Board

CNOOC Limited

Wang Dongjin

Chairman

Hong Kong, 25 March 2021

As at the date of this announcement, the Board comprises: Executive Directors Xu Keqiang Hu Guangjie	Non-executive Directors Wang Dongjin (Chairman) Li Yong (Vice Chairman) Wen Dongfen Independent Non-executive Directors Chiu Sung Hong Lawrence J. Lau Tse Hau Yin, Aloysius Qiu Zhi Zhong

This announcement includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements regarding expected future events, business prospectus or financial results. The words “expect”, “anticipate”, “continue”, “estimate”, “objective”, “ongoing”, “may”, “will”, “project”, “should”, “believe”, “plans”, “intends” and similar expressions are intended to identify such forward-looking statements. These statements are based on assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors the Company believes are appropriate under the circumstances. However, whether actual results and developments will meet the expectations and predictions of the Company depends on a number of risks and uncertainties which could cause the actual results, performance and financial condition to differ materially from the Company’s expectations, including but not limited to the addition of the Company and its controlling shareholder to the list of Chinese companies with alleged ties to the Chinese military, those associated with fluctuations in crude oil and natural gas prices, macro-political and economic factors, changes in the tax and fiscal regimes of the host countries in which we operate, the highly competitive nature of the oil and natural gas industry, environmental responsibility and compliance requirements, the Company’s price forecast, the exploration and development activities and mergers, acquisitions and divestments activities, HSSE and insurance policies and changes in anti-corruption, anti-fraud, anti-money laundering and corporate governance laws. For a description of these and other risks and uncertainties, please see the documents the Company files from time to time with the United States Securities and Exchange Commission, including the Annual Report on Form 20-F filed in April of the last fiscal year. Consequently, all of the forward-looking statements made in this announcement are qualified by these cautionary statements. The Company cannot assure that the results or developments anticipated will be realised or, even if substantially realised, that they will have the expected effect on the Company, its business or operations.